July 24, 2014

Mr. Larry Spirgel, Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Rogers Communications, Inc.

Form 40-F for the Year Ended December 31, 2013

Form 6-K

Filed February 14, 2014

File No. 001-10805

Dear Mr. Spirgel:

We have reviewed your letter dated July 10, 2014 following our response to your initial inquiries regarding the February 14, 2014 filings of Rogers Communications Inc. (the “Company”) for the year ended December 31, 2013 (the “Filings”). Below are our responses to your letter, with your requests reproduced in italics for ease of reference.

Accounting policies, page 79

1.	We note your response to comment 1. Please confirm to us that you will expand your accounting policy disclosure in future filings to reflect the substance of your response.

Response: The Company confirms that it will expand its policy disclosure relating to multi-year sports broadcast rights agreements in future annual filings to reflect the substance of its response.

Note 18: Long-term Debt, pages 111 – 112

2.	We note your response to comment 2. Since the Form 40-F annual report does not contain financial information in accordance with Rule 3-10 of Regulation S-X, then RCP appears not be relying on Rule 12h-5 to avoid filing an annual report under Section 15(d) of the Exchange Act. Please explain why RCP has not filed an annual report under Section 15(d) or amend the annual report to include RCP as a co-filer and signatory, including all required certifications.

Response: We note the Staff’s comment. We continue to believe that RCP is exempt from Rule 3-10 pursuant to the MJDS rules and that such exemption satisfies the requirements of Rule 12h-5. Following discussions with the Office of International Corporate Finance, we confirm that, so long as RCP remains a guarantor or co-obligor of the Company’s outstanding debt securities, our future filings on Form 40-F will either (i) voluntarily include the disclosure set forth in Rule 3-

10(e) regarding the Company, RCP and the Company’s other non-guarantor subsidiaries or (ii) include RCP as a co-signer (including with respect to applicable certifications).

We trust this satisfies your queries. Please do not hesitate to contact us again should there be any additional questions.

Yours truly,

/s/ Paulina Molnar, for

Anthony Staffieri, FCPA, FCA

Chief Financial Officer

Rogers Communications Inc.